Exhibit 99.1

Canaan Inc. Announces Strategic Investment from Brevan Howard, Galaxy Digital, and Weiss Asset Management

Investment from top-tier institutional investors advances Canaan’s mission to build next-generation bitcoin and high-performance computing infrastructure

Straight equity investment reflects Canaan’s strong fundamentals and disciplined growth approach

SINGAPORE, Nov. 4, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that BH Digital, a division of Brevan Howard, Galaxy Digital, and Weiss Asset Management (in alphabetical order) made a strategic investment totaling US$72 million in Canaan through the purchase of American depositary shares (“ADSs”), each representing 15 Class A ordinary shares of the Company. No warrants, options, or other derivative instruments were issued as part of this transaction.

This investment represents a strategic shift in Canaan’s capital markets strategy, aligning the Company with three well-respected, fundamentals-driven investment firms.

“We are deeply grateful to Brevan Howard, Galaxy Digital, and Weiss Asset Management for their participation,” said Nangeng Zhang, chairman and CEO of Canaan. “This transaction underscores the Company’s growing alignment with institutional investors active in the digital-asset ecosystem. The investment will support Canaan’s continued innovation and growth across all areas of its business, reinforcing its commitment to strengthening the Bitcoin ecosystem through every phase of the cycle.”

Zhang continued, “This investment marks an important milestone for Canaan. It is expected to add approximately 63.7 million ADSs in institutional ownership, reflecting the growing confidence of global investors in our technology, execution, and long-term strategy. Equally notable, this is a straightforward equity investment—common stock with no warrants or derivatives—reflecting the strength of our fundamentals and the trust our new equity investors have in Canaan’s future.”

The capital raised through this investment will strengthen Canaan’s financial position and reduce reliance on future capital raises through the ATM or other potentially dilutive financing structures. The proceeds will be directed toward high-return, utility-grade computing and energy infrastructure projects designed to improve asset efficiency and long-term revenue visibility.

To facilitate this investment, the Company and the investors have entered into securities purchase agreements (the “Securities Purchase Agreements”) for the issuance and sale by the Company of an aggregate of 63,660,477 ADSs at a purchase price of US$1.131 per ADS, in a registered direct offering. No warrants, options, or other derivative instruments are being issued in connection with this transaction.

Each Securities Purchase Agreement contains representations, warranties and other provisions customary for transactions of this nature. Subject to the satisfaction of customary closing conditions, the Company currently anticipates that the closings of the transactions contemplated by the Securities Purchase Agreement will take place on November 6, 2025. Additional information regarding this offering and the Securities Purchase Agreement will be included in a Form 6-K to be filed by Canaan with the U.S. Securities and Exchange Commission (the “SEC”).

The securities described above will be offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-285125) previously filed with the SEC, which became effective on February 21, 2025. The securities may be offered only by means of a written prospectus and prospectus supplement that form a part of the registration statement. The prospectus supplement and accompanying prospectus contain important information relating to the ADS offering. The prospectus supplement will be filed with the SEC and will be made available on the SEC’s website at http://www.sec.gov, or may be obtained, when available, by contacting us 28 Ayer Rajah Crescent, #06-08, Singapore 139959, or by email at IR@canaan-creative.com.

This press release shall not constitute an offer to sell nor the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com